September 3, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Attn:	Ms. Kathleen Collins Accounting Branch Chief

Re:	Telvent GIT, S.A. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed on March 18, 2009 Form 6-Ks Filed on February 26, 2009 and May 21, 2009 File No. 000-50991
Dear Ms. Collins:
     This letter sets forth the responses of Telvent GIT, S.A. (“Telvent” or the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 10, 2009 to Ms. Bárbara Zubiría, Chief Accounting and Reporting Officer of the Company.
     For your convenience, we have included herein each of the Staff’s comments in italics, and the Company’s responses are set forth immediately below the corresponding Staff comment.
Form 20-F for the Fiscal Year Ended December 31, 2008
Note 2. Significant Accounting Policies
Revenue, page F-12
     1. As previously requested in prior comment 8, please tell us the amount of revenue and related costs recognized from arrangements accounted for under SOP 81-1 for all periods presented.
          In order to respond to the Staff’s comment, we are including the following table which documents the revenue and related costs recognized from arrangements accounted for under SOP 81-1 for the years ended December 31, 2006, 2007, and 2008.

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
September 3, 2009

	For the year ended	For the year ended	For the year ended
	December 31, 2006	December 31, 2007	December 31, 2008
SOP 81-1 Revenue & Related Costs	In thousands of Euros	In thousands of Euros	In thousands of Euros
Revenues	€396,687	€493,054	€551,769
Related Costs	315,712	391,914	425,990
Item 7. Major Shareholders and Related Party Transactions
B. Related Party Transactions, page 90
     2. We refer to your response to comment 4 of our prior letter. We disagree with your conclusion that the disclosure required in answer to Item 7.B.2 of Form 20-F is not applicable to the loans. Although Item 6.B.1 of Form 20-F provides that disclosure of compensation is not required on an individual basis unless individual disclosure is required in the company’s home country, Form 20-F does not provide that the disclosure required by Item 7.B.2 is not required if that information is compensatory in nature. Please provide us with the disclosure required by Item 7.B.2 for the bank loans and confirm that future filings will include this disclosure, where required. To the extent that you are concerned that investors and the public may misconstrue certain of the information pertaining to the transactions, you may expand your discussion to clarify the arrangements between the related parties. Also, please provide us with your analysis as to how the loans made under the Abengoa formula-based compensation plan and the Share Acquisition Plan comply with the prohibition on personal loans to executive officers set forth in Section 13(k) of the Exchange Act.
     The loans obtained by participants in the Formula-Based Stock Compensation Plan involved extensions of credit by either Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) or Banco Santander, S.A. The loans obtained from BBVA expired on June 30, 2008 and the loans obtained from Banco Santander, S.A. expired on March 17, 2009 for some participants and March 24, 2009 for other participants. Certain of the loans were cancelled on other dates in 2008, as noted below. Therefore, no loans (or Abengoa guarantees) remain outstanding from the purchase of shares under this plan. The interest rate on all of these loans for the purchases of Telvent shares was a variable rate equal to EURIBOR plus 1.25%. Note these were bullet and not amortizing loans. We believe that the guarantee from Abengoa did not have any significant impact on the loan pricing. The following loans to key management personnel were outstanding during the period from January 1, 2008 through March 18, 2009: (i) Manuel Sánchez: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 881,380.93), the amount outstanding as of March 18, 2009 (€ 0), the amount outstanding as of August 31, 2009 (€ 0); (ii) José I. del Barrio: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 270,315.88), the amount outstanding as of March 18, 2009 (€0), the amount outstanding as of August 31, 2009 (€ 0); (iii) Larry Stack: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009(€ 241,797.23), the amount outstanding as of March 18, 2009 (€ 241,797.23), the amount outstanding as of August 31, 2009 (€ 0); (iv) José Montoya: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 409,375.28), the amount outstanding as of March 18, 2009 (€ 0), the

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
September 3, 2009

amount outstanding as of August 31, 2009 (€ 0); (v) David Jardine: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 362,681.67), the amount outstanding as of March 18, 2009 (€ 362,681.67), the amount outstanding as of August 31, 2009 (€ 0); (vi) Ignacio González: the loan was cancelled on March 18, 2008, the largest amount outstanding between January 1, 2008 – March 18, 2008 (and the amount outstanding prior to the loan’s cancellation on March 18, 2008) was € 403,168.67; (vii) Adolfo Borrero: the loan was cancelled on February 8, 2008, the largest amount outstanding during the period from January 1, 2008 – February 8, 2008 (and the amount outstanding prior to the loan’s cancellation on February 8, 2008) was € 274,063.53; and (viii) Ana Plaza: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 111,734.49), the amount outstanding as of March 18, 2009 (€ 111,734.49), the amount outstanding as of August 31, 2009 (€ 0).
     The loans obtained by participants in the Abengoa Share Acquisition Plan involved extensions of credit by either Banco Sabadell, S.A. or Caja de Ahorros y Monte de Piedad de Madrid. The interest rate on each of the following loans for the purchases of Abengoa shares is a variable rate equal to EURIBOR plus 0.75%. Note these are bullet and not amortizing loans. We believe that the guarantee from Abengoa did not have any significant impact on the loan pricing. The following loans to key management personnel (and related Abengoa guarantees) in connection with the purchase of shares under the Abengoa Share Acquisition Plan were outstanding during the period from January 1, 2008 through March 18, 2009 and remain outstanding: (i) Manuel Sánchez: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 2,382,155.29), the amount outstanding as of March 18, 2009 (€ 2,382,155.29), the amount outstanding as of August 31, 2009 (€ 2,402,343.59); (ii) José I. del Barrio: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 895,701.50), the amount outstanding as of March 18, 2009 (€ 895,701.50), the amount outstanding as of August 31, 2009 (€ 894,725.49); (iii) Larry Stack: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 623,339.58), the amount outstanding as of March 18, 2009 (€ 623,339.58), the amount outstanding as of August 31, 2009 (€ 623,045.59); (iv) José Montoya: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 886,478.58), the amount outstanding as of March 18, 2009 (€ 886,478.58), the amount outstanding as of August 31, 2009 (€ 894,018.94); (v) David Jardine: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 466,619.98), the amount outstanding as of March 18, 2009 (€ 466,619.98), the amount outstanding as of August 31, 2009 (€ 470,619.08); (vi) José María Flores: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 890,123.06); the amount outstanding as of March 18, 2009 (€ 890,123.06), the amount outstanding as of August 31, 2009 (€ 896,937.74); (vii) Ignacio González: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 886,532.24), the amount outstanding as of March 18, 2009 (€ 886,532.24), the amount outstanding as of August 31, 2009 (€ 894,090.56); (viii) Adolfo Borrero: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 526,859.47), the amount outstanding as of March 18, 2009 (€ 526,859.47), the amount

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
September 3, 2009

outstanding as of August 31, 2009 (€ 531,348.47); (ix) Marcio Leonardo: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 532,333.79), the amount outstanding as of March 18, 2009 (€ 532,333.79), the amount outstanding as of August 31, 2009 (€ 532,161.02); (x) Carlos Dai: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 549,601.45), the amount outstanding as of March 18, 2009 (€ 549,601.45), the amount outstanding as of August 31, 2009 (€ 544,552.58); and (xi) Barbara Zubiría: the largest amount outstanding during the period from January 1, 2008 – March 18, 2009 (€ 403,766.64), the amount outstanding as of March 18, 2009 (€ 403,766.64), the amount outstanding as of August 31, 2009 (€ 407,206.93).
     The Company confirms that it will include information of the nature provided above in future filings, where required, in addition to a description of the nature of these plans and the related loans and guarantees similar to the description already provided in the Company’s current Form 20-F on pages 83-84.
     With respect to the Staff’s comment regarding Exchange Act Section 13(k), the Company respectfully submits that the loans made to participants, including certain of the Company’s directors and executive officers (the “Telvent Plan Participants”) in the Abengoa Formula-Based Compensation Plan and the Abengoa Share Acquisition Plan (the “Abengoa Plans”), do not violate the prohibition on personal loans to executive officers set forth in Section 13(k) of the Exchange Act. Section 13(k) makes it unlawful for an issuer “directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the issuer.” The loans obtained by the Telvent Plan Participants in connection with their participation in the Abengoa Plans are not prohibited by this section because: (1) Telvent has neither directly nor indirectly extended the credit in the form of a loan; (2) Telvent did not directly or indirectly arrange for the loans; and (3) the loans are a component of employee-benefit plans established by Telvent’s parent company, Abengoa, in which a group of senior management of Telvent or various subsidiaries of Abengoa (including Telvent) were offered participation and, thus, are not “personal loans” of the type proscribed by Section 13(k).
     The loans obtained by the Telvent Plan Participants in connection with their participation in the Abengoa Plans involved extensions of credit by various banks. Neither Telvent nor Abengoa have advanced funds to any Telvent directors or officers in connection with the loans. As such, Telvent has not extended credit in connection with either of the Abengoa Plans, and the Abengoa Plans do not violate the Section 13(k) prohibition on direct or indirect issuer loans to directors or executive officers.
     Telvent also did not directly arrange the loans made to the Telvent Plan Participants in connection with their participation in either of the Abengoa Plans. The Company respectfully

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
September 3, 2009

submits that, for it to be considered to have “arranged” the loans made by third-party financial institutions to employees of various Abengoa subsidiaries, the Company would have had to have had some level of involvement in the extension of the loans. Telvent was not involved in the extension of credit by the banks to the Telvent Plan Participants. Further, Telvent had no involvement in the preparation or negotiation of any of the loan documentation between the Telvent Plan Participants and the banks providing the extensions of credit, nor was it involved in the selection or recommendation of the banks. As such, Telvent did not directly arrange for the loans by the banks made in connection with the Abengoa Plans, and respectfully submits that the loans were not “arranged” by the issuer in violation of Section 13(k).
     In addition, Telvent believes that it did not indirectly arrange the loans made to the Telvent Plan Participants in connection with the Abengoa Plans. An issuer should not be deemed to have “indirectly arranged” a loan merely because its majority parent was involved in arranging the loan, particularly where the loan was made by reason of service to the parent and not the subsidiary, where similar loans also were offered to or may be held by similarly situated employees of the parent or its other subsidiaries who are not directors or executive officers of the issuer subsidiary, and where the subsidiary has not otherwise “arranged” the loan and does not have any legal right to modify or cancel the loan. Participation in the Abengoa Plans was offered to management employees of Telvent or several different Abengoa subsidiaries (including Telvent). The Telvent Plan Participants’ benefits under the Abengoa Plans are conditioned upon their remaining employed with an Abengoa affiliate for a specified amount of time, and if a Telvent Plan Participant were to leave the employ of Telvent and become employed by another company in the Abengoa group, there would be no effect on the Participant’s participation in or entitlement to benefits under the Abengoa Plans. As such, the Abengoa Plans do not provide a retention incentive benefit for Telvent but, rather, provide a retention incentive for Abengoa. While Abengoa has guaranteed the loans in connection with the Abengoa Plans, the contractual arrangements run directly among Abengoa, the banks and the plan participants, and Telvent has no legal right to modify or cancel either of the Abengoa Plans or the loans. Furthermore, Telvent did not receive any concessions or other consideration from the banks by virtue of the executives borrowing from them. Unlike a subsidiary of Telvent, the actions of which Telvent might be considered to indirectly control, Telvent does not control the actions of its parent, Abengoa, through the power to vote or otherwise. In addition, as described in the previous paragraph, Telvent was not otherwise directly involved in the establishment of the Abengoa Plans or the loans. For these reasons, Telvent respectfully submits that it did not indirectly arrange the loans made in connection with the Abengoa Plans in violation of Section 13(k).

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
September 3, 2009

     Finally, Telvent believes that the loans made to the Telvent Plan Participants in connection with their participation in the Abengoa Plans should not be characterized as “personal” loans within the meaning of Section 13(k). The primary purpose of both of the Abengoa Plans is to confer benefits on employees of companies within the Abengoa family. Participation in these employee benefit plans was offered to a group of senior management of Telvent or of several different Abengoa subsidiaries, including Telvent. Similar to loans generally available to participants in a 401(k) plan, the loans were made on similar terms to all participants, and are merely an ancillary feature of the Abengoa Plans. For these reasons, Telvent does not believe that the loans were “personal loans” to the Telvent Plan Participants for purposes of Section 13(k) and, thus, believes that the loans are not prohibited by Section 13(k).
* * * * * * *
     In connection with the foregoing responses, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
     If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Telvent’s Annual Report or other filings with the Commission, please contact Laura Nemeth, Squire, Sanders & Dempsey L.L.P., 127 Public Square, 4900 Key Tower, Cleveland, OH 44114-1304, at (216) 479-8552, fax at (216) 479-8780, or by email at lnemeth@ssd.com, and send a copy to Bárbara Zubiría, Telvent GIT, S.A. Valgrande, 6, 28108 Alcobendas, Madrid, Spain at +34 902 33 55 99, fax at +34 (91) 714 7003 or by email at barbara.zubiria@telvent.abengoa.com.

Securities and Exchange Commission
Attn: Ms. Kathleen Collins, Accounting Branch Chief
September 3, 2009

Sincerely,
/s/ Bárbara Zubiría
Bárbara Zubiría
Chief Accounting and Reporting Officer